Name of Corporation: College Coaching Network

State of Missouri

PART A: GENERAL

Article 1 - OFFICES:

The principal offices of College Coaching Network (hereinafter, the "Corporation") will be fixed by the Board of Directors (the "Board"), within the state of incorporation as listed on the Corporation's Articles of Incorporation (the "Articles"). The Board may also designate other offices from time to time as required and such offices may be within or outside the state of incorporation.

Article 2 - REGISTERED AGENT:

The registered agent of the Corporation shall be as fixed in the Articles and shall not be changed unless also updated with the state of incorporation.

PART B: SHAREHOLDERS

Article 3 - ANNUAL MEETING:

An annual meeting ("Annual Meeting") of the Corporation will take place each calendar year. The purpose of the Annual Meeting will be for the shareholders of the Corporation (the "Shareholders") to elect the Board and for any such other business as may be required.

a.) **Meeting Location:** The Annual Meeting will be held at the principal office location of the Corporation unless an alternate meeting location is determined by the Board. The meeting location for the Annual Meeting shall be listed in the written notice of meeting sent to each Shareholder (the "Notice").

b.) **Meeting Date & Time:** Unless designated otherwise by the Board in the Annual Meeting Notice or unless a legal holiday, the Annual Meeting shall take place as follows:

Date: September 15

Time: 9:30 A.M.

If the scheduled date of the Annual Meeting is a legal holiday, the Board shall determine an alternate date and send Notice to the Shareholders indicating such. Notice will be given in the following time period before the Annual Meeting: 2 weeks.

c.) **Meeting Notice:** Written Notice of the Annual Meeting shall be provided to Shareholders each year, in accordance with the laws of the state of incorporation. The Notice shall contain details about the Annual Meeting, such as date, time, and location. Such Notice shall be delivered to Shareholders as follows:

email delivery

Notice shall be effective when sent to Shareholders and does not need to be of confirmed delivery to be considered effective. Notice will also contain the agenda or topic items of the Annual Meeting, including election of the Board.

d.) **Notice Waiver:** Written and executed waiver by any Shareholder will suffice in the Notice's stead and will constitute Notice waiver. Attendance of Shareholders at the Annual Meeting will constitute Notice waiver, unless timely objection at the start of the meeting is logged.

e.) **Proxy Attendance:** Shareholders may attend the Annual Meeting by proxy, i.e. Shareholders may appoint another individual to attend the meeting and vote in their stead. A Shareholder's proxy must be appointed in writing, signed by the Shareholder.

f.) **Orders of Business:** The orders of business for the Annual Meeting shall be as follows:

Director Elections, Budget Review, Attrition and Growth Strategies.

g.) **Quorum:** A quorum of Shareholders for required voting will be established by the following percentage of Shareholders eligible to vote: 1%. If a quorum is not present, the meeting may be postponed for a later date. If a quorum is present at the beginning of a meeting, but Shareholders subsequently leave during the meeting, business and voting may continue as though a quorum was present throughout the meeting.

h.) **Voting Trusts:** No voting trust agreements are permitted between Shareholders.

i.) **Cumulative Voting:** Cumulative voting for the election of Directors will be permitted.

j.) **No meeting:** If no Annual Meeting is held in a calendar year, any Shareholder may submit a written request to the Board for the meeting. The Annual Meeting must then be held within 90 calendar days of the request. If it is not, any Shareholder may then petition a court of competent jurisdiction to require the Board to hold the Annual Meeting.

k.) **Action Without Meeting:** Actions which would otherwise be taken at meetings, such as, but not limited to, voting or the passage of other resolutions, may also be taken without such meeting if consented to in writing by each Shareholder entitled to vote on the particular action. Such written consent must be dated by each Shareholder and delivered to the Corporation in a timely fashion.

Article 4 - SPECIAL MEETINGS:

Special meetings of Shareholders may be permitted along with the Annual Meeting, as required, upon the following notice: 1 month. Special meetings may be called:

a.) By a Board majority

b.) By the Shareholders as follows:

Shares holders must make their request in writing via email to admin@collegecoachingnetwork.com and if the board votes in favor of the special meeting, a special meeting will commence.

c.) By the President of the Corporation

Should a meeting be called by the Shareholders, notice of such will be delivered to the Board, who will then set a date, time and place of the meeting. The discussion within special meetings will exclusively be centered on the items listen in the notice of the special meeting.

Article 5 - MEETING TELECOMMUNICATION:

Shareholder telecommuting will be permitted for the Annual Meeting or for any special meetings, so long as the specific identity of each Shareholder attending can be verified and each Shareholder can hear, speak and otherwise participate in any activity of the meeting.

PART C: DIRECTORS

Article 6 - AUTHORITY:

The Board shall have the general authority to manage the affairs of the Corporation, either directly or by delegation.

Article 7 - NUMBER:

The Corporation shall have the following number of directors: 3.

Article 8 - INITIAL DIRECTORS:

The initial directors have been named in the Corporation's Articles of Incorporation and will serve until an election can take place.

Article 9 - TERM:

The Board shall be elected each year at the Annual Meeting of the Shareholders by a majority of votes. The term of each Director will be as follows: 5 years.

Article 10 - QUORUM:

A quorum of Directors shall be as follows: 100%.

Article 11 - REGULAR MEETINGS:

The Board will hold at least one regular, annual meeting on the same date and at the same place as the Annual Meeting of Shareholders. The Board may also hold additional regular meetings at intervals decided upon through Board resolutions.

Article 12 - SPECIAL MEETINGS:

Special meetings of the Board may be requested by any Board member upon adequate notice, no less than the following: 1 month.

Article 13 - NOTICE WAIVER

Written and executed waiver by any Director will suffice in the Notice's stead and will constitute Notice waiver. Attendance of any Director at any meeting will constitute Notice waiver, unless timely objection at the start of the meeting is logged.

Article 14 - DIRECTORIAL ACTION WITHOUT MEETING:

Actions which would otherwise be taken at directorial meetings, such as, but not limited to, the passage of resolutions, may also be taken without such meeting if consented to in writing by each Director entitled to vote on the particular action. Such written consent must be dated by each Director.

Article 15 - MEETING TELECOMMUNICATION:

Director telecommuting will be permitted for the Annual Meeting or for any special meetings, so long as the specific identity of each Director attending can be verified and each Director can hear, speak and otherwise participate in any activity of the meeting.

Article 16 - ADVERSE INTEREST:

The disclosure of a conflict of interest for any Director shall disqualify that Director from voting upon the issue. The conflict shall not prevent the Director from qualifying as necessary for a quorum.

Article 17 - DIRECTORIAL VACANCIES:

Should a vacancy on the Board arise due to the departure of any Director between terms that may not be voted upon by Shareholders, a new Director shall be appointed by the majority of the Directors remaining in office. The newly-appointed Director will hold such office until the next Annual Meeting. If all Directors should depart, any Officer may call a special meeting for the election of a new Director or Directors. Directors may voluntarily resign as follows:

Written notice given 2 weeks in advance of resignation.

Article 18 - DIRECTOR REMOVAL:

Directors may be removed at any time, for any reason or no reason at all, by a majority vote at a special meeting called specifically for a vote on Director removal.

Article 19 - ORGANIZATION AND PROCEDURE:

The following individual will preside over Board meetings: CEO/President. If such individual is not present, another Director will be chosen by the majority of Directors present at the meeting. Resolutions will be passed and voted upon by a majority of Directors, so long as a quorum is present at the meeting.

The Board shall keep written minutes of its meetings and will store such minutes for a period after the meeting as follows: 3 years. The minutes will contain the following, but may contain more information as the Board deems necessary: Directors present, resolution information, and Director objections or abstention.

Article 20 - DIRECTOR COMMITTEES:

Directors may form committees for any purpose that may be carried out by the Board. The committees may be formed by internal appointment of the Directors and may be temporary or permanent. Committees must have a specific purpose to function. The Board may determine each and every operating procedure as applicable to the committee, including resignation or vacancy, term, meetings and notice, quorum requirements, and general procedural rules.

PART D: OFFICERS

Article 21 - OFFICER APPOINTMENTS:

The Corporation will have the following officers ("Officers"): a President, a Treasurer, and the Secretary. These Officers will initially be appointed by the Board, if not already done so at the time of the drafting of these Bylaws.

Article 22 - GENERAL DUTIES:

The general duties of the Officers will be as follows:

President: The President shall generally oversee the Board and shall be the chief executive officer ("CEO") of the Corporation, responsible for the ultimate oversight of the Corporation's actions. The President shall preside at Shareholder meetings, track and supervise that Board resolutions are carried out, and sign Corporate documents

Treasurer: The Treasurer shall be the chief financial officer ("CFO") and shall be responsible for overseeing and managing the financial business of the Corporation, including, if applicable, the endorsement of monetary instruments and the dispensation of funds. The Treasurer shall be under the authority of the Board and shall report to the Board on the financial goings-on of the Corporation.

Secretary: The Secretary shall be responsible for the organizational structure of the meetings of the Board, including sending notice, keeping minutes, and otherwise maintaining records.

The duties of the Officers may be adjusted as needed by the Board throughout the life of the Corporation.

Article 23 - TERM:

The Officers will be initially elected by the Board and then will each serve for a one-year term or until a successor officer has been elected.

Article 24 - RESIGNATION OR REMOVAL:

If any of the Officers resign or are removed, the Board shall have the authority to appoint a replacement, interim Officer until the next election can be held.

PART E: FINANCIAL AFFAIRS

Article 25 - LOANS AND OTHER DEBTS:

The Corporation shall be permitted to take out loans and other debts, but only upon resolution of the Board.

Article 26 - MONETARY INSTRUMENTS:

Funds belonging to the Corporation through monetary instruments shall promptly be deposited in financial accounts in the name of the Corporation. Funds dispersed by the Corporation shall be signed by the Treasurer or other Officer as the Board may designate.

PART F: GENERAL

Article 27 - AMENDMENT:

This document and the bylaws herein may be amended or rescinded by a majority of the Board or a majority of the Shareholders through a vote. The Shareholders may, however, delineate certain portions of these bylaws which may not be amended or rescinded by the Board.

Article 28 - INDEMNIFICATION:

The Corporation shall indemnify Directors and Officers who may be involved in any litigation or other legal dispute due to their position within the Corporation. The Corporation shall also indemnify any employees and agents who may be involved in litigation or other disputes by virtue of their position or relationship with the Corporation.

Article 29 - FISCAL YEAR:

The fiscal year of the Corporation will end on December. The fiscal year may be changed by resolution of the Board.

Article 30 - DISSOLUTION:

The Board may have the authority to dissolve the Corporation through a supermajority vote.

Article 31 - CORPORATE SEAL:

The Corporation shall have a corporate seal, which will be attached to any document otherwise requiring a signature, in addition to the signature of the relevant Officer.

Execution:

The bylaws have been duly adopted by the Corporation and are executed by the individual below.

Secretary:

Secretary Name: _____

Secretary Signature: _____

Date:_____